

[LOGO GRAPHIC OMITTED]         TELE NORTE CELULAR PARTICIPACOES S.A.                                 THOMSON
                                                                                      [LOGO GRAPHIC OMITTED]
                                                                                                   Financial
Amazonia Celular               Joao Cox                 Leonardo Dias
                               Chief Financial Officer  Investor Relations Manager             Isabel Vieira
                               Jcox@telepart.com.br     Ldias@telepart.com.br                 Vice President
                               (55 61) 429-5600         (55 61) 429-5673               Isabel.vieira@tfn.com
                                                                                              (212) 807-5110
------------------------------------------------------------------------------------------------------------



[TMB                TELE NORTE CELULAR PARTICIPAC0ES S.A. REPORTS
LISTED                        SECOND QUARTER 2002 RESULTS
NYSE
LOGO]
           o  Positive free cash flow of R$52 million for the first half of 2002
           o  Bad debt decreased to 3.3% of net service revenues from 5.9%
[LISTED    o  EBITDA margin of 30.5% of service revenues for the quarter
BOVESPA
SAO PAULO
STOCK
EXCHANGE
COMPANY
LOGO]

Brasilia, August 13, 2002 -- Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its second-quarter 2002 results. The Company`s client base totaled 907,728 for the quarter. EBITDA reached R$29.7 million in 2Q02, representing 30.5% of service revenues.

Operating Highlights:

Customer base
remained flat       The Company's customer base remained flat for the quarter at
                    907,728 clients. Year-over-year, this represents a 9%
                    increase in the client base. Net additions were 746 customers for the quarter.

                    For the second quarter of 2002, prepaid net additions were 22,774, bringing the total prepaid base to 653,918 clients, or 72% of the total customer base. The postpaid base decreased by 22,028 customers, ending the quarter with 253,810 customers, or 28% of the total base.


                           Client Base (in thousands)

                                      Postpaid                 Prepaid
                        2Q0q            361                     474
                        3Q01            332                     548
                        4Q01            306                     603
                        1Q02            276                     631
                        2Q02            254                     654


High churn rates    The client base remained flat as a direct result of higher churn rates for both postpaid and prepaid clients. For the second quarter of 2002, the blended annualized churn rate was 34.5% compared to 31.1% reported in the previous quarter. The postpaid annualized churn rate for 2Q02 reached
                    42%. The prepaid annualized churn rate for the quarter was 31%.

Net service         Net service revenues for the period remained fairly stable
revenues of         at R$97.3 million compared to the R$98.9 million reported in
R$97.3 million      the previous quarter. Net equipment revenues totaled R$9.5
for the 2Q02        million, a decrease of 23% from the




                                                    Second Quarter 2002 Results
                    previous quarter. This decline can be mainly attributed to higher handset subsidies offered during the quarter. As a result, total net revenues for the quarter were R$106.8 million, 4% lower compared to the 1Q02.

                    Handset subsidies for the quarter amounted to R$3.0 million, or R$38 per gross addition.

Cost of services    Cost of services for the second quarter of the year totaled
of  R$27.4          R$27.4 million, a decrease of 4% compared to the R$28.5
million for the     million registered in the previous quarter. This decrease
2Q02                stemmed from lower traffic (lower interconnection costs).


                    Selling and Marketing expenses for the quarter totaled R$19.7 million, a decrease of R$1.0 million, or 5%, when compared to 1Q02. This decrease is primarily the result of a reversal of R$1.1 million related to handset inventory write-offs.

                    The customer acquisition cost for the second quarter of 2002 was R$207, representing an increase of 19% compared to the R$174 reported in the previous quarter. This increase was primarily due to higher handset subsidies offered to new clients during the quarter.

                    Retention costs for the 2Q02 represented 6.3% of net service revenues, compared to the 5.4% recorded in the 1Q02. This increase reflects retention efforts involving handsets subsidies aimed at maintaining the ultra high value/high value users within the customer base.

                    G&A expenses totaled R$14.3 million, an increase of 15% compared to the R$12.5 million registered in the previous quarter. This increase was mainly the result of higher consulting expenses for administrative, legal and other services in the amount of R$1.4 million.

                                  Bad Debt (%)


                        % of net service revenues        % of total net revenues
             2Q01               10.8%                           9.4%
             3Q01               15.1%                           13.3%
             4Q01               12.4%                           10.9%
             1Q02               5.9%                            5.2%
             2Q02               3.3%                            3.1%



Bad debt reduced    Bad debt has been continuously lowered over the last three
to 3.3% of net      quarters. Bad debt decreased to 3.3% of net service revenue
service revenues    in the quarter from 5.9% in the 1Q02. When calculated
in 2Q02             against total net revenues, bad debt totaled 3.1%, below the
                    5.2% reported in the previous quarter. The significant reduction is a result of credit and collection policies that have been in effect since the end of the 2Q01.

                                                     Second quarter 2002 Results
                                                                               2

Blended ARPU        Postpaid MOU for 2Q02 totaled 225 compared to 215 registered
remained stable     in the previous quarter. This increase was expected due to
at R$35             seasonal factors and a greater number of working days in the
                    2Q02 compared to 1Q02. As a result, postpaid ARPU increased to R$80 in 2Q02 compared to the R$76 registered in the first quarter of the year.

                    Prepaid MOU decreased to 53 from the 56 registered in the previous quarter. Nevertheless, prepaid ARPU remained stable at R$16 when compared to the 1Q02. It should be noted that the second quarter figure fully reflects the interconnection tariff increase (effective as of February 1, 2002).


                                            APRU (R$)
                            Postpaid        Prepaid         Blended

                2Q01            69              25              44
                3Q01            70              20              40
                4Q01            80              23              43
                1Q02            76              16              35
                2Q02            80              16              35



                    Blended ARPU for the second quarter remained stable at R$35 when compared to the previous quarter.

Market share at     Market share for the quarter was at 65%. Gross sales share
65%                 for 2Q02 was an estimated 58%.


EBITDA margin of    EBITDA and EBITDA margin (excluding handsets) for the second
30.5% of service    quarter of 2002 reached R$29.7 million and 30.5%,
revenues for the    respectively, compared to the R$30.4 million and 30.7%
2Q02                registered for the previous quarter. Year-to-date EBITDA and
                    EBITDA margin reached R$60.1 million and 30.6%, respectively.

                                 EBITDA (R$ mm)

                               EBITDA               EBITDA Margin
                2Q01            35.7                    32.1%
                3Q01            25.3                    23.6%
                4Q01            45.9                    38.8%
                1Q02            30.4                    30.7%
                2Q02            29.7                    30.5%

Depreciation and    For the 2Q02, depreciation and amortization reached R$24.6 million, an


                                                     Second Quarter 2002 Results
amortization        increase of 4% compared to the R$23.7 million
                    recorded in the previous quarter.

Financial revenues  Financial revenues totaled R$40.9 million, versus the R$5.4
of R$40.9 million   million reported in the previous quarter. This increase
                    primarily stemmed from revenues of R$34.5 million associated with hedging operations.

Financial expenses  Financial expenses reached R$20.4 million in the 2Q02
of R$20.4 million   compared to the R$15.8 million registered in the previous
                    quarter. This difference was mainly due to the increase in the portion of interest denominated in US Dollars, an increase that resulted from the strong currency devaluation registered during the quarter.

Foreign exchange    As a result of the strong devaluation of the Real against
loss of R$46.3      the US Dollar during the second quarter (22.4%), a foreign
million             exchange loss of R$46.3 million was recorded.

Net loss of R$11.3 Net loss for the 2Q02 totaled R$11.3 million, or R$1.692 per
million for the    ADS (R$0.034 per thousand shares).
quarter

Investments         During the second quarter of 2002, Amazonia Celular's
totaled R$11.5      capital expenditures were R$11.5 million. Year-to-date
million in the      investments totaled R$15.5 million. It should be noted that
2Q02                the reduced capital expenditures level has not impacted the
                    Company ability to support traffic demand. As of June 30, 2002, 99% of the Company's clients were on the digital network, representing 90% of total traffic.

CAPEX breakdown          CAPEX (R$ millions)    4Q01      1Q02      2Q02

                           Network              23.8      3.6        5.5
                           IS/IT                10.0      0.3        5.0
                           Others                4.8      0.2        1.0

                           TOTAL                38.6      4.1       11.5


Positive free       Free cash flow for the quarter was a positive R$16.7
cash flow           million. Year-to-date free cash flow amounted to a positive
                    R$52.2 million.

Total debt reached  As of June 30, 2002, total debt was R$410.5 million, with
R$410.5 million     59% denominated in US Dollars, of which 96% was hedged. The
                    Company's indebtedness was partially offset by cash and cash equivalents (R$101.0 million) and accounts receivable from hedging operations (R$14.0 million), resulting in net debt of R$295.5 million.

Debt payment
schedule             Year             R$ millions         % denominated in US$

                    2002                 58.4                      59%
                    2003                166.3                      71%
                    2004                101.0                      53%
                    2005 and after       84.8                      42%


                                                     Second quarter 2002 Results

Financial ratios

                     Ratios                    4Q01         1Q02           2Q02

                Net Debt/EBITDA (1) =           2.2          2.1             2.2
                Net Debt/Total Assets =         40%          35%             37%
                Interest Coverage Ratio (1) =   3.6          3.3             3.4
                Current Liquidity Ratio =       1.3          1.4             1.3

               (1) Last twelve months

New service -       Last June, Amazonia Celular launched a voice portal
Launch of VOZ       commercially branded as VOZ (Voice). VOZ is part of the
                    i.amazoniacelular line of services, and is intended to be a powerful client relationship and loyalty tool.

                    Using VOZ, clients are able, through voice commands, to send and receive e-mails; check messages in their voicemail; and access news, horoscopes and weather forecasts; among other services.

                    In addition to these services, Amazonia Celular launched a new concept of on-line commerce, namely V-Commerce (voice commerce), through which clients can buy services and products using only voice commands.

New competitor      Telemar's mobile subsidiary, Oi, commercially launched its services on June 24th, in the State of Para. Oi is a Band D company operating with GSM technology under a SMP ("Servico
                    Movel Pessoal") contract. With the launch of Oi, Amazonia
                    Celular is now competing with two cellular companies in the State of Para. Management expects that Oi will also launch its services in the States of Maranhao and Amazonas in the third quarter and in the States of Amapa and Roraima by the end of the year.

Outlook For the third quarter of 2002, Amazonia Celular expects to maintain gross sales share over 50%. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users.

                    Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 11-12% by year-end from the current level of slightly below 10%.

                    Management revised its capital expenditures forecast for the year to R$70 million from R$75 million. (Note: this estimate does not include any capital expenditures associated with network upgrades).

                     Additional information can be found at:

                       http://www.telenorteholding.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


                                                     Second Quarter 2002 Results

                                OPERATIONAL DATA


                                                             2001                                 2002                     Var. %
                                           --------------------------------------  --------------------------------
                                           2nd Quarter   3rd Quarter  4th Quarter  1st Quarter  2nd Quarter     YTD     (2Q02/1Q02)
------------------------------------------------------------------------------------------------------------------------------------
 Licensed Pops in millions                       15.4         15.4        15.4       15.4          15.4        15.4        -0.3%
------------------------------------------------------------------------------------------------------------------------------------
 Clients                                      834,723      880,613     908,627     906,982      907,728     907,728         0.1%
   Postpaid                                   361,089      332,127     305,738     275,838      253,810     253,810        -8.0%
   Prepaid                                    473,634      548,486     602,889     631,144      653 918     653,918         3.6%
------------------------------------------------------------------------------------------------------------------------------------
 MOU Incoming
   Postpaid                                        93           99         119          99          100         100         0.6%
   Prepaid                                         80           69          69          47           44          46        -7.5%
 MOU Outgoing
   Postpaid                                       109          112         119         116          125         120         7.9%
   Prepaid                                         10            9           9           9            9           9         1.8%
------------------------------------------------------------------------------------------------------------------------------------
 Total Outgoing Traffic (Million of Minutes)    132.4        129.7       128.1       116.7        115.9       232.6        -0.7%
 Total Incoming Traffic (Million of Minutes)    210.8        208.2       232.1       174.6        163.6       338.2        -6.3%
------------------------------------------------------------------------------------------------------------------------------------
 Average Revenue per User - ARPU (R$)              44           40          43          35           35          35        -1.5%
   Postpaid                                        69           70          80          76           80          78         5.2%
   Prepaid                                         25           20          23          16           16          16        -0.7%
------------------------------------------------------------------------------------------------------------------------------------
 Service Revenues (R$ millions)
   Monthly Fee                                 22,776       21,256      21,363      19,156       17,955      37,111        -6.3%
   Outgoing Traffic                            34,319       31,469      32,992      30,332       31,023      61,355         2.3%
   Incoming Traffic                            53,059       52,534      60,212      47,244       45,969      93,213        -2.7%
   Other                                        1.194        2.277       3.670       2.196        2,368       4.564         7.8%
                                              --------------------------------------------------------------------------------------
   TOTAL                                      111,348      107,536     118,237      98.928       97,315     196,244        -1.6%
------------------------------------------------------------------------------------------------------------------------------------
 Churn- Annualized Rate                         39.0%        33.9%       36.2%       31.1%        34.5%       32.8%         3.5%
 Cost of Acquisition (R$)                         117          119         138         174          207         191        18.8%
 CAPEX (R$ millions)                             62.3         39.9        38.6         4.1         11.5        15.5       182.0%
------------------------------------------------------------------------------------------------------------------------------------
 Number of locations served                       109          118         123         127          128         128         0.8%
 Number of cell sites                             361          380         383         387          385         385        -0.5%
 Number of switches                                 9            8           8           8            9           9        12.5%
------------------------------------------------------------------------------------------------------------------------------------
 Headcount                                      1,075        1,081       1,074       1,041          991         991        -4.8%
 Market Share                                     71%          70%         69%         66%          65%         65%        -1.7%
------------------------------------------------------------------------------------------------------------------------------------


                                                     Second Quarter 2002 Results
                                                                               6

                  INCOME STATEMENT - in accordance with BR GAAP
                                                                                                                       (R$ 0OO)
                                                     2001                                    2002                       Var. %
                                    --------------------------------------   --------------------------------------
                                    2nd Quarter   3rd Quarter  4th Quarter   1st Quarter  2nd Quarter      YTD       (2Q02/1Q02)
------------------------------------------------------------------------------------------------------------------------------------

 Service Revenues - GROSS               150,299      142,356       148,252      130,774       128,334      259,108         -1.9%
 Equipment Revenue - GROSS               24,509       17,226        21,073       15,702        12,737       28.439        -18.9%
------------------------------------------------------------------------------------------------------------------------------------
 Total Revenues - GROSS                 174,808      159,582       169,325      146,476       141,071      287,547         -3.7%
 Taxes                                  (46,576)     (37,505)      (35,441)     (35,218)      (34,263)     (69,481)        -2.7%
 Service Revenues - NET                 111,348      107,536       118,237       98,928        97,316      196,244         -1.6%
 Equipment Revenues - NET                16,884       14,541        15,647       12.330         9.492       21,822        -23.0%
------------------------------------------------------------------------------------------------------------------------------------
 Total Revenues - NET                   128,232       122,077      133,884      111,258       106,808      218,066         -4.0%
 Cost of Services                        26,501        30,540       34,989       28,518        27,426       55,944         -3.8%
 Cost of Equipment                       18,255        14,443       17,646       13,391        12,462       25,853         -6.9%
 Selling & Marketing Expenses            23,792        21,991       23,573       20,647        19,653       40,300         -4.8%
 Bad Debt Expense                        11,999        16,248       14,613        5,804         3,260        9,064        -43.8%
 General & Administrative Expenses       11,963        13,515       (2,849)      12,481        14,329       26,810         14.8%
------------------------------------------------------------------------------------------------------------------------------------
 EBITDA                                  35,722        25,340       45,912       30,417        29,678       60,095         -2.4%
   %                                      32.1%         23.6%        38.8%        30.7%         30.5%        30.6%         -0.3%

 Depreciation & Amortization             14,855        21,215       22,136       23,673        24,628       48,301          4.0%
 Interest Expense*                       10,540        14,828       25,622       15,773        20,428       36,201         29.5%
 Interest Income                         (5,774)      (11,616)       3,343       (5,435)      (40,858)     (46,293)       651.8%
 Foreign Exchange Loss                   16,292        38,534      (35,176)         361        46,344       46,705      12737.7%
 Others                                     833           669        3,344        1,595         2,300        3,895         44.2%
 Income Taxes                            (1,935)      (12,211)       7,678       (2,785)       (8,129)     (10,914)       191.9%
 Minority Interests                         363        (6.613)       4,998         (625)       (3,693)      (4,318)       490.9%
------------------------------------------------------------------------------------------------------------------------------------
 Net Income                                 548       (19,466)      13,967       (2,140)      (11,342)     (13,482)       430.0%
------------------------------------------------------------------------------------------------------------------------------------
 Earnings per thousand shares (R$)        0.002        (0.058)       0.042       (0.006)       (0.034)      (0.040)       430.0%
 Earnings per ADS (R$)                    0.082        (2.905)       2.084       (0.319)       (1.692)      (2.012)       430.0%

* Interest paid: 2Q01 - R$12,853 thousand; 3Q01 - R$8,607 thousand; 4Q01 - R$11,413 thousand; 1Q02 - R$8,358 thousand; and, 2Q02 - R$9,694 thousand.


                                                     Second Quarter 2002 Results
                                                                               7

                   BALANCE SHEET -- in accordance with BR GAAP

                                                                                                                    (in R$ 000)
--------------------------------------------------------------------------------------------------------------------------------
                                       Q2-2002      Q1-2002                                            Q2-2002         Q1-2002
--------------------------------------------------------------------------------------------------------------------------------
 Current Assets                                                  Current Liabilities
 Cash & cash equivalents               100,995       122,200     Loans & Financing                      114,406         100,371
 Accounts Receivable                    60,442        63,525     Loan Interest                            3,234           3,934
 Taxes Receivable                       52,096        46,788     Suppliers                               33,954          33,208
 Other Assets                           20,688        24,047     Taxes Payable                            8,093          21,380
                                       -------       -------     Dividends                                4,402           4,439
                                       234,221       256,560     Other Current Liabilities               16,551          15,145
                                                                                                        -------         -------
                                                                                                        180,640         178,477
 Long-term Assets                       75,236        64,746     Loans & Financing                      296,086         287,183
 Deferred Assets                             -             -     Other Long-term Liabilities             34,087          54,252
 Fixed Assets                          499,822       512,106     Minority Interest                       61,158          64,850
                                                                 Shareholders' Equity                   237,308         248,650
--------------------------------------------------------------------------------------------------------------------------------
                                       809,279       833,412                                            809,279         833,412
--------------------------------------------------------------------------------------------------------------------------------

                                                     Second Quarter 2002 Results
                                                                               8








                           GLOSSARY OF KEY INDICATORS

I) Average Customers

a)   Average customers -- monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b)   Average customers -- quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II)  Churn Rate (Annualized)

a)   Churn % quarterly

                  Sum of deactivations/Sum of average monthly
                    opening customers for the 3 months            x 12
                  -------------------------------------------
                                        3

b)   Churn % - year to date

                  YTD deactivations/Sum of avg monthly opening
                     customers since beginning of the year         x 12
                 ---------------------------------------------
                         Number of months in the period

III) MOU -- Minutes of Use (Monthly)

                Number of total billable minutes for the period/
                        Average customers for the period
                ------------------------------------------------
                         Number of months in the periods

IV)  ARPU -- Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V)   Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI)  Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses* -
                 Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

   Working Capital Variation = ((DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans and
             Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX)  Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

                                                     Second Quarter 2002 Results
                                                                               9